

July 29, 2021

Victor Haddock
Chief Financial Officer
TRIPLE-S MANAGEMENT CORP
1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920

> **Re: TRIPLE-S MANAGEMENT CORP**
> **Form 10-K for fiscal year December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-33865**

Dear Mr. Haddock:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year December 31, 2020

Notes to Consolidated Financial Statements
Note 11. Claim Liabilities and Claim Adjustment Expenses, page 38

1.   We note that the Managed Care segment's claims incurred related to prior period insured events as presented in the table on page 38 do not appear to reconcile to the amount presented in the table on page 41. Please tell us, and revise your future filings to clarify, why there are differences.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara Lubit, Staff Accountant at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance